08030511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SEC Mail Processing Section

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8- 65493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hogan Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4710 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morris Goodwin 612-664-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd
(Name – *if individual, state last, first, middle name*)

223 Little Canada Rd.	St. Paul	MN	55117-1376
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Morris Goodwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hogan Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

SHIRLEY A KOSKI
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOGAN COMPANY

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3-4

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Shareholder
The Hogan Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of The Hogan Company (the Company) as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Hogan Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 15, 2008

223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:	
Cash	$ 28,975
Prepaid Expenses	5,185
TOTAL ASSETS	$ 34,160

LIABILITIES AND SHAREHOLDER'S CAPITAL

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 11,000
SHAREHOLDER'S CAPITAL:	
Common Stock, $0.01 Par Value, 1,000 Shares Authorized; 100 Shares Issued and Outstanding	1
Additional Paid-in Capital	101,914
Accumulated Deficit	(78,755)
Total Shareholder's Capital	23,160
TOTAL LIABILITIES AND SHAREHOLDER'S CAPITAL	$ 34,160

The accompanying notes are an integral part of the statement of financial condition.

THE HOGAN COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Hogan Company (the "Company") is a Minnesota corporation and a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of The Hogan Group (the "Parent Company").

The Company was incorporated on April 24, 2002 and commenced operations in January 2003.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fee Revenue

Fee revenue includes retainer fees earned from investment banking and financial advisory services at the time an agreement is signed. Retainer fees are earned when the contract is signed.

Transaction fees from providing merger and acquisition advisory services are earned at the time such transactions are completed.

Income Taxes

The Company, with the consent of the sole shareholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not provide for or pay federal or state corporate taxes on its income. The Company's sole corporate shareholder is liable for the Federal and State income taxes on its share of the Company's taxable income.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent Company. Management fees charged to operations in connection with this expense sharing agreement during 2007 were $6,200.

During 2007, the Company paid consulting fees of $18,000 to a stockholder of the Parent Company.

NOTE 3 - EMPLOYMENT AGREEMENT

The Company has a consulting and employment agreement with the President of the Company covering compensation during employment and for consulting projects, incentives for investment banking transactions and compensation levels based upon Company revenue thresholds. The agreement may be terminated at any time by either party with ninety days written notice to the other party.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2007, the Company had a net capital of $17,975 which was $12,975 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .61 to 1.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

END